AB 2/26

SEC 13011718 [ISSION

SEC Mail Processing Section

FEB 25 2013

Washington DC 400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALERUS SECURITIES Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 COLUMBIA ROAD SOUTH
(No. and Street)

GRAND FORKS (City) ND (State) 58201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN KRAFT 701-795-4072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY, MARTZ + ASSOCIATES, PC
(Name – *if individual, state last, first, middle name*)

401 DEMERS AVENUE (Address) GRAND FORKS (City) ND (State) 58201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN KRAFT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALERUS SECURITIES CORPORATION, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. DURKIN
Notary Public
State of North Dakota
My Commission Expires Sept. 20, 2014

Karen L Durkin
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALERUS SECURITIES CORPORATION
GRAND FORKS, NORTH DAKOTA

AUDITED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

www.bradymartz.com

Office Locations:

Bismarck, ND; Dickinson, ND; Grand Forks, ND;
Minot, ND; Williston, ND; and Thief River Falls, MN

An Independently Owned Member
MCGLADREY ALLIANCE | McGladrey

ALERUS SECURITIES CORPORATION
GRAND FORKS, NORTH DAKOTA

AUDITED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

TABLE OF CONTENTS

* * * * * * * * * * *

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

Report on the Financial Statements

We have audited the accompanying financial statements of Alerus Securities Corporation, which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of income, stockholder's equity and cash flows for the years then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498
www.bradymartz.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.
GRAND FORKS, NORTH DAKOTA

February 1, 2013

ALERUS SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012 AND 2011

ASSETS	2012	2011
CURRENT		
Cash and Cash Equivalents	$ 459,270	$ 848,594
Cash Segregated Under Federal and Other Regulations	1,018,719	1,700,087
Marketable Securities	1,744,539	1,286,780
Interest Receivable	11,441	10,214
Commission Receivable	178,552	127,698
Prepaid Expenses	22,109	18,836
Deferred Income Taxes	1,793	1,824
Total Current Assets	3,436,423	3,994,033
PROPERTY AND EQUIPMENT		
Furniture and Equipment	148,271	148,271
Accumulated Depreciation	(148,271)	(148,271)
Net Property and Equipment	-	-
OTHER ASSETS		
Acquisition Goodwill	255,015	255,015
TOTAL ASSETS	$ 3,691,438	$ 4,249,048
LIABILITIES		
CURRENT		
Accrued Expenses	$ 129,864	$ 96,378
Payable to Customers	1,018,333	1,911,194
Income Taxes Payable	159,507	153,023
Payable to Clearing Oranizations	7,850	9,070
Total Current Liabilities	1,315,554	2,169,665
LONG-TERM		
Deferred Taxes	89,821	81,661
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	1	1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED EARNINGS	685,148	396,807
Total Stockholder's Equity	2,286,063	1,997,722
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,691,438	$ 4,249,048

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUES		
Commissions	$ 1,977,953	$ 1,778,624
Investment Income	81,727	144,496
Total Revenue	2,059,680	1,923,120
EXPENSES		
Employee Compensation and Benefits	1,275,364	1,176,085
Education and Training	6,475	3,710
Occupancy Costs	63,246	56,711
Advertising and Promotion	10,469	14,149
Brokerage, Exchange and Clearance Fees	63,295	75,847
Other Operating Expenses	169,220	143,596
Total Expenses	1,588,069	1,470,098
NET INCOME BEFORE INCOME TAXES	471,611	453,022
Income Tax Expense	183,270	167,467
NET INCOME	$ 288,341	$ 285,555

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE,DECEMBER 31, 2010	$ 1	$ 1,600,914	$ 1,111,252	$ 2,712,167
Net Income 2011	-	-	285,555	285,555
Less: Dividend to Holding Company	-	-	(1,000,000)	(1,000,000)
BALANCE,DECEMBER 31, 2011	1	1,600,914	396,807	1,997,722
Net Income 2012	-	-	288,341	288,341
BALANCE,DECEMBER 31, 2012	$ 1	$ 1,600,914	$ 685,148	$ 2,286,063

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
OPERATING ACTIVITIES		
Net Income	$ 288,341	$ 285,555
Adjustments to Reconcile Net Income to		
Net Cash Provided (Used) by Operating Activities:		
Deferred Income Taxes	8,191	8,000
Gains on Investments	(27,926)	(78,762)
Effects on Operating Cash Flows Due to Changes in:		
Interest Receivable	(1,227)	10,883
Prepaid Expenses	(3,273)	(120)
Commissions Receivable	(50,854)	20,562
Cash Segregated under Federal and Other Regulations	681,368	287,308
Investments	(429,833)	943,452
Accrued Expenses	33,486	(35,023)
Payable to Clearing Organizations	(1,220)	1,431
Payable to Customers	(892,861)	(562,027)
Income Taxes Payable	6,484	28,126
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(389,324)	909,385
FINANCING ACTIVITIES		
Cash Dividends Paid	-	(1,000,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	848,594	939,209
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 459,270	$ 848,594
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income tax payments for the period	$ 168,595	$ 131,341

See Accompanying Notes to the Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alerus Securities Corporation is a wholly owned subsidiary of Alerus Financial, which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provides various other customer account services on a fully disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

The Company also operates an alternative trading system, through which it initiates purchase and sale transactions for shares of cooperatives and limited liability corporations on behalf of its customers. For years ending December 31, 2012 and 2011, commission revenue from these transactions accounted for 27.5 percent and 22.4 percent of the total commission revenue of the Company.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents. The cash amount also includes investments classified as cash equivalents that are restricted in nature.

Commissions Receivable

Commissions receivables are carried at original invoice amount. No allowance for uncollectible accounts has been provided. In the opinion of management, based on historical experience, the balance in accounts receivable is entirely collectible.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable Securities

Marketable Securities are valued at market value and considered trading. Securities not readily marketable are valued at fair value as determined by the management. The resulting difference between cost and market (or fair value) is included in income.

Fair Value

The Company follows U.S. GAAP with regard to *Fair Value Measurements*, which defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under U.S. GAAP have been included in Note 13.

Furniture and Equipment

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Goodwill

The Company tests goodwill for impairment June 30 of each year.

Commission Income

Commission income from customer security transactions is recorded on a trade date basis.

Advertising Expense

Advertising costs are expensed as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax bases of development costs and furniture and equipment. The deferred taxes represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company files a consolidated federal income tax return with its parent and affiliated companies and a separate state income tax return. The income tax relating to the individual companies is generally computed as if each company had filed a separate return, and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts have been reclassified in prior years to conform to the current period presentation.

NOTE 2 RESTRICTED CASH

Cash and cash equivalents include amounts of cash that are restricted in nature. This cash is restricted because it must be kept on hand at a respective broker-dealer in order to enter into transactions with them. At December 31, 2012 and 2011, the amount of cash restricted for RBC Dain was $100,000.

NOTE 3 CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, at December 31, 2012, cash required to be segregated under federal and other regulations reflects $1,018,719 that was segregated for the exclusive benefit of customers. An additional withdrawal of $386 was made to the special reserve account for the exclusive benefit of customers on January 2, 2013 pursuant to the December 31, 2012 customer reserve calculation.

The Company is subject to the Possession or Control Requirements under Rule 15c3-3 as it relates to the trading activity of agricultural cooperatives. For the year ending December 31, 2012 and 2011, there were no items which were required to be reduced to possession or control and thus the Company is in compliance with the requirements of such under Rule 15c3-3.

NOTE 4 MARKETABLE SECURITIES

Marketable securities owned by the Company are considered trading securities and at December 31, 2012 and 2011 are as follows:

	2012	2011
U.S. Treasury and Government Agency Securities	$ 131,857	$ 57,767
U.S. Federal Securities	1,564,363	1,164,376
Mutual Fund - Bonds	48,319	64,637
Total	$ 1,744,539	$ 1,286,780

Proceeds from the sale or maturity of trading securities for the years ended December 31, 2012 and 2011 were $447,805 and $1,950,841, respectively. Gross losses recognized on these sales were $1,279 and $18,705, for the years ended December 31, 2012 and 2011, respectively. For the years ended December 31, 2012 and 2011 gross gains recognized on these were $1,509 and $33,916, respectively.

NOTE 5 PAYABLE TO CUSTOMERS

Amounts payable to investment customers are directly related to cash transactions arising from the trading activity of agricultural securities and amounted to $1,018,333 and $1,911,194 as of December 31, 2012 and 2011, respectively.

NOTE 6 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial for the years ending December 31, 2012 and 2011 amounted to $61,020 and $129,216, respectively.

Affiliated companies own the facilities occupied by Alerus Securities Corporation. The facility leases are classified as operating leases and are on a month to month basis. Rental payments amounted to $63,246 and $56,652 for the years ended December 31, 2012 and 2011, respectively. Future lease commitments to affiliated companies extend through 2013 and amount to $63,246.

NOTE 7 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan of Alerus Financial Corporation. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the Plans for 2012 and 2011 were $66,839 and $66,527, respectively.

NOTE 8 GOODWILL

The carrying value of the goodwill at December 31, 2012 was $255,015. There were no changes in the carrying amount of $255,015 of goodwill due to impairment for the years ended December 31, 2012 and 2011.

NOTE 9 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2012 and 2011 includes the following components:

	2012	2011
Current:		
Federal	$ 151,361	$ 141,437
Sate	23,718	18,030
Total	175,079	159,467
Deferred:		
Federal	6,911	6,750
Sate	1,280	1,250
Total	8,191	8,000
Total Current and Deferred:		
Federal	158,273	148,188
Sate	24,997	19,279
Total	$ 183,270	$ 167,467

Net long-term deferred income taxes are included in other liabilities for the years ended December 31, 2012 and 2011. Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax liabilities are as follows at December 31, 2012 and 2011.

	2012	2011
Deferred Tax Assets		
Accrued Flexible Time Off	$ 1,793	$ 1,824
Deferred Tax Liabilities		
Goodwill Amortization	89,821	81,661
Net Deferred Tax Liabilities	$ (88,028)	$ (79,837)

The Company files a consolidated federal income tax return with its parent and affiliated companies. Amounts payable by the Company in connection with filing a consolidated federal income tax return amounted to $151,362 at December 31, 2012 and $141,438 at December 31, 2011.

It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

NOTE 10 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $0 in 2012 and 2011.

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The Company, as defined under Rule 15c3-1, accepts deposits from customers and handles the transition of cash between the clearing broker and customers. It is subject to the $250,000 net capital requirements for clearing-broker dealers. As of December 31, 2012, the Company had net capital of $1,936,938 which was $1,686,938 in excess of its required net capital of $250,000. The Company's net capital ratio (aggregated indebtedness to net capital) was .30 to 1 to aggregate indebtedness.

NOTE 12 LINE OF CREDIT

As of December 31, 2012, the Company had a revolving line of credit with the availability of $2,000,000. As of December 31, 2012, no amounts are outstanding against this line of credit.

Bank advances on the credit line are payable on demand and carry a variable interest rate of 1 percent less than the prime rate published by Bloomberg of 3.25 percent as of December 31, 2012. Under no circumstances will the interest rate on the note be less than 4.00 percent. The credit line is unsecured and matures on June 30, 2013.

NOTE 13 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets to determine fair value disclosures. Trading assets are recorded at fair value on a recurring basis.

The Company follows U.S. GAAP with regard to *Fair Value Measurements,* which defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under U.S. GAAP have been included in this Note.

Fair Value Hierarchy

Under U.S. GAAP, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds: Valued at the net asset value (NAV) of shares held by the Company at year end.

US Government Securities: Valued at prices reported for similar instruments in active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2012:

Balance at December 31, 2012	Level 1	Level 2
Mutual Funds		
Fixed Income	$ 48,319	$ -
Fixed Income		
U.S. Treasury and Government Agency Securities	-	131,857
U.S. Federal Securities	-	1,564,363
Total	$ 48,319	$ 1,696,220

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

Balance at December 31, 2011	Level 1	Level 2
Mutual Funds		
Fixed Income	$ 64,637	$ -
Fixed Income		
U.S. Treasury and Government Agency Securities	-	57,767
U.S. Federal Securities	-	1,164,376
Total	$ 64,637	$ 1,222,143

The mutual fund held at December 31, 2012 consists of the Federated Ultrashort Bond Fund which seeks current income as well as appreciation by investing in a diversified portfolio of primarily investment-grade securities. The Fund invests in a mix of U.S. Treasury, federal agency, corporate, mortgage-backed.

The realized and unrealized gains (losses) related to trading securities recognized as investment income amounted to $27,926 and $78,762 for the years ending December 31, 2012 and 2011, respectively.

NOTE 14 CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances with certain financial institutions. The amount on deposit at December 31, 2012 exceeded the insurance limits of the Federal Deposit Insurance Corporation of $250,000 by approximately $824,352.

NOTE 15 SUBSEQUENT EVENTS

No significant events occurred subsequent to the Company's year end. Subsequent events have been evaluated through February 1, 2013, which is the date these financial statements were issued.

* * * * * * * * * * *

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012 AND 2011

ALERUS SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012 AND 2011

Total Stockholder's Equity Qualified for Net Capital		$ 2,286,063
Deductions and Charges		
Non Allowable Assets		
Acquisition Goodwill	$ 255,015	
Prepaid Expenses	22,109	277,124
Net Capital Before Haircuts on Securities Positions		2,008,939
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	$ 60,863	
Money Market Funds and Other	11,138	72,001
NET CAPITAL		$ 1,936,938
AGGREGATE INDEBTEDNESS		
Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker		$ 7,850
Brokerage Commissions Payable		78,098
Accrued Expenses on Employee Benefit Plans		36,096
Other Accounts Payable and Accrued Expenses		1,193,510
Less: Cash in Special Reserve		(1,018,333)
AGGREGATE INDEBTEDNESS		$ 297,221
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 250,000
Excess Net Capital at 1500%		$ 1,917,123
Excess Net Capital at 1000%		$ 1,907,216
Ratio: Aggregate Indebtedness to Net Capital		.15 to 1

There are no material differences between the computation of net capital above and the calculation performed by Alerus Securities for regulatory filings.

ALERUS SECURITIES CORPORATION
SCHEDULE II
COMPUTATION FOR RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012 AND 2011

Credit Balances		
Free credit balances and other credit balances in customers' security accounts.	$ 1,018,333	
Monies borrowed collateralized by securities carried for the accounts of customers	-	
Monies payable against customers' securities loaned.	-	
Customers' securities failed to receive.	-	
Credit balances in firm accounts which are attributable to principal sales to customers.	-	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	-	
Market value of short security count differences over 30 calendar days old.	-	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.	-	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during	-	
Other	-	
Total Credit Balances		$ 1,018,333
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	-	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	-	
Failed to deliver of customers' securities not older than 30 calendar days.	-	
Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts.	-	
Other	-	
Total Debit Balances		-
Reserve Computation		
Excess of total debits over total credits.		$ 1,018,333
Amount held on deposit in "Reserve Bank Account"	1,018,719	
Amount of deposit (or withdrawal)	(386)	
New amount in Reserve Bank Account after adding deposit or subtracting withdrawal		$ 1,018,333
Date of Deposit (Withdrawal)		01/02/13
Frequency of Computation	Weekly	

There are no material differences between the computation of reserve requirements above and the calculation performed by Alerus Securities for regulatory filings.

ALERUS SECURITIES CORPORATION
GRAND FORKS, NORTH DAKOTA

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2012

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Alerus Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (the General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Alerus Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Alerus Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Alerus Securities Corporation's management is responsible for the Alerus Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements noting no differences.

2. We compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2012, and as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. We compared adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. We proved the arithmetic accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences.

5. We reviewed for overpayments which would be applied to the current assessment with the Form SIPC-7 on which it was originally computed. No such overpayments were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 1, 2013

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

SEC
Mail Processing
Section
FEB 25 2013
Washington DC
400

To the Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Alerus Securities Corporation (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498
www.bradymartz.com

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 1, 2013